SCHNEIDER WEINBERGER & BEILLY LLP
2200 Corporate Boulevard, N.W.
Suite 210
Boca Raton, Florida 33431

telephone (561) 362-9595
telecopier (561) 362-9612
jim@swblaw.net

October 9, 2009

'CORRESP'

Mail Stop 3561

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	H. Christopher Owings, Assistant Director
Ramin M. Olson, Staff Attorney
Bill Thompson, Accounting Branch Chief
Ta Tanisha Meadows, Staff Accountant

Re:	China Logistics Group, Inc. (the "Company")
Amendment No. 2 to the Registration Statement on Form S-1
File No. 333-151783
Form 10-K for the fiscal year ended December 31, 2008
Filed May 18, 2009
Form 10-Q for the quarterly period ended March 31, 2009
Filed May 20, 2009
Form 8-K/A filed January 20, 2009
File No. 0-31497

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated July 23, 2009.  The Company has filed the following documents in response to the staff’s comments:

•	Amendment No. 3 to the Registration Statement on Form S-1;
•	Form 10-K/A (Amendment No. 1) for the year ended December 31, 2008
•	Form 10-Q/A (Amendment No. 1) for the quarter ended March 31, 2009
•	Form 8-K/A (Amendment No. 1) filed January 20, 2009
•	Form 8-K filed August 27, 2009
•	Form 8-K/A (Amendment No. 1) filed September 9, 2009
•	Form 8-K/A (Amendment No. 2) filed September 29, 2009

Following are the Company’s responses to the staff’s comments contained in its letter dated July 23, 2009.  Under separate cover the Company will provide Mr. Olson with a courtesy copy of the foregoing documents, marked to show changes and keyed to the staff’s comments.

Amendment No. 2 to Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Results of Operations, page 19
Other Key Indicators, page 20

1.	Please tell us how you computed total operating expenses (income) as a percentage of gross profit.

RESPONSE:  In conjunction with the Company’s response to comment 11 below, Amendment No. 3 has been updated to include updated financial information; in accordance therewith the calculation of “total operating expense (income) as a percentage of gross profit” has been updated.  Please see page 21.  This percentage was derived by dividing the total operating expenses by gross profit for the period.

Liquidity and Capital Resources, page 22

2.	Please disclose the course of action that you have taken or propose to take to resolve the potential liquidity deficiency described in the last paragraph on page 22.

RESPONSE:   The Company has added the additional requested disclosure; please see page 24 of Amendment No. 3.

3.
We reviewed your response to comment 12 in our letter dated February 27, 2009 and the revisions to your disclosure.  We note that the decline in the net cash provided by financing activities in the first quarter of 2009 was attributable to a reduction in proceeds from convertible related party notes offset by changes in related party advances.  Please clarify your discussion and analysis as appropriate.

RESPONSE:  Amendment No. 3 contains the requested clarifying disclosure.  Please see page 25.

4.	Please include a discussion of the causes for significant changes in the components of current assets and liabilities reflected in the table on page 24.

RESPONSE:  In conjunction with the Company’s response to comment 11 below, Amendment No. 3 has been updated to include updated financial information.  Included in this revised disclosure is a clarification as to the discussion regarding the reason for the period to period changes.  Please see page 26.

Critical Accounting Policies, page 25

5.
We reviewed your response to comment 22 in our letter dated February 27, 2009 and the revisions to your disclosure.  Please tell us whether credits to bad debt expense represent recoveries of amounts previously written off or adjustments to the allowance for bad debts resulting from your estimate of uncollectable accounts.  Please also tell us how you apply the reserve method of accounting and the circumstances that led to the recovery or change in estimate.  In addition, we note that your evaluation of the collectability of accounts receivable did not result in a recovery (or credit to bad debt expense) for each period.  Please revise as appropriate.

RESPONSE:  The Company has expanded its disclosure under Total operating expenses on page 22 of Amendment No. 3 to better describe the nature of the recovery of bad debt recognized in the first quarter 2008 as follows:

The recovery of bad debt recognized in the first quarter 2008 reflected an adjustment in the Company’s estimate of bad debt expense reflected in the allowance account. This credit did not stem from the recovery of a previously written-off account or accounts.  It had been our policy to reserve for bad debt expense based principally on the age of our receivables. Experience proved we had over reserved and an adjustment was indicated. The adjustment was not repeated in 2009.

Recent Accounting Pronouncements, page 25

6.
It appears that you should have adopted all of the accounting pronouncements described in this section.  Please revise to clarify that you adopted the standards and disclose the impact that adoption of the standards had on your financial statements.  Similar revisions should be made to the disclosures in Note 4 to the unaudited financial statement included in the filing.

RESPONSE: The Company’s Recent Accounting Pronouncements disclosures in Amendment No. 3 has been modified and updated to better address those standards adopted, or to be adopted, relevant to the Company financial statements and addresses the impact or potential impact, if any, of their adoption.  Please see pages 28 and page F-12.

Properties, page 34

7.
We note your statement that you do not conduct any business from your U.S. office.  Please reconcile this with your listing of this office on the cover page as your principal executive office and your statement on page 2 that this office serves as your principal executive office.  Further, please discuss your reason for renting this office space considering you do not conduct any business from the office.  Also, considering you have no employees in the U.S., please disclose whether the office is vacant and whether the U.S. phone number is routed to your China office, and disclose whether you provide use of the office to anyone else.  Finally, please discuss whether you intend to renew the lease after the current lease term expires.

RESPONSE:  Amendment No. 3 has been revised to reflect the location of the Company’s principal executive offices in China; please see the prospectus cover and pages 2, 35,and 41.  In addition, Amendment No. 3 has been revised to discuss the reasons for the rental of the office in California and the balance of the requested information.  Please see page 35.   The lease for the Company’s principal executive offices was filed as Exhibit 10.21 to Amendment No. 2 to the Form S-1.

8.
Please reconcile the fact that you conduct no business from your U.S. office with the statement that you are a “U.S. based company” doing business in China through your subsidiary Shandong Jiajia in the “About Us” section of your website located at http://www.chinalogistics.com/company.

RESPONSE:  Use of the term U.S. “based” company on the Company’s website was intended to convey the message that the Company’s Chinese operating subsidiaries were owned by a U.S. company.  The Company has revised its website to remove “based”.

Description of Securities, page 41
Series B Convertible Preferred Stock, page 41

9.
We reviewed your response to comment 17 in our letter dated February 27, 2009 and the revisions to your disclosure.  It does not appear that the aggregate number of shares disclosed in the first sentence is correct or consistent with the disclosures in the fourth and fifth paragraphs on page 32.  Please revise or advise.

RESPONSE:  Amendment No. 3 has been revised to correct the typographical errors which appeared under Description of Securities, Series B Convertible Preferred Stock.  Please see page 43.

Consolidated Financial Statements. Page F-1

10.
We note that you restated your financial statement for your year ended December 31, 2007.  We also note that you restated your financial statements for each quarter of fiscal 2008 in amendments to Form 10-Q filed June 16, 2009.  Please tell us why you are not required to file a current report on Form 8-K under Item 4.02.  If the board of directors, a committee of the board of directors or one or more officers concluded that the financial statements that were restated could still be relied upon, tell us the basis for the conclusion.

RESPONSE:  On August 27, 2009 the Company filed a Current Report on Form 8-K disclosing under Item 4.02 that the Company’s financial statements contained in its 2008 10-K and March 31, 2009 10-Q could not be relied upon because of errors in the financial statements.  On September 1, 2009 the Company received a letter of comment from the staff on this 8-K requesting additional disclosure and on September 9, 2009 the Company filed an amended 8-K.

11.	If applicable, please update the interim financial statements included in the filing in accordance with Rule 8-08 of Regulation S-X.

RESPONSE:  Amendment No. 3 has been updated to include the interim financial statement in accordance with the provision of Rule 8-08 of Regulation S-X.  Please see pages 9, 18 through 22, 24 through 27, and F-2 through F-19.

Unaudited Consolidated Financial Statements

12.	You should reflect the adoptions of SFAS 160 in the financial statements. As such, for each period presented please:

•	present the noncontrolling interest in Shandong Jiajia in the consolidated balance sheets within equity separately from the parent’s equity (refer to paragraph 26 of ARB 51);
•
present the amounts of consolidated net income and consolidated comprehensive income and the amounts attributable to the parent and the noncontrolling interest on the face of the consolidated financial statements (refer to page 38.a of ARB 51); and

•
present a reconciliation of the carrying amount of the total equity, equity attributable to the parent and equity attributable to the noncontrolling interest in a consolidated statement of changes in equity or in the notes to financial statements (refer to paragraph 38.c or ARB 51)

Also, we note that your minority interest accounting policy on page F-9 does not comply with paragraph 31 of ARB 51 as amended by SFAS 160, which requires that losses be attributed to both the parent and the noncontrolling interest even if the noncontrolling interest’s equity balance becomes negative.  Please revise or advise.  In addition, tell us how you attributed the consolidated net loss for the most recent quarter to the parent and noncontrolling interest.

Finally, tell us whether income attributable to the parent as a result of adopting FAS 160 would have been significantly different had the previous requirement in paragraph 15 or ARB 51 (prior to SFAS 160) been applied.  If so, please provide the pro forma disclosures required by paragraph 6 of SFAS 160.

RESPONSE:  The Company acknowledges staff’s comment and has restated the consolidated balance sheets and consolidated statements of operations and added the consolidated statements of changes in (deficit) equity to present the noncontrolling interest in Shandong Jiajia consistent with the guidance of ARB 51 paragraph 26 and 38.a, as amended by SFAS 160.  Please see pages F-2 through F-4 of Amendment No. 3.

In addition, the reconciliation of the beginning and ending carrying amounts of total equity (net assets) attributable to the parent and non controlling interest, consistent with the provisions of ARB 5, paragraph 38.c has been added.  Please see page F-5 of Amendment No. 3.

As noted by staff, the noncontrolling interest disclosure on page F-12 has been revised to read as follows:

Noncontrolling Interests

Noncontrolling Interest in our subsidiaries are recorded in accordance with the provisions of SFAS 160 “Noncontrolling Interest in Consolidated Financial Statements, an amendment to ARB 51” and are reported as a component of our equity, separate from the parents equity.  Purchase or sale of equity interests that do not result in a change of control are accounted for as equity transactions.  Results of operations attributable to the noncontrolling interest are included in our consolidated results of operations and, upon loss of control, the interest sold, as well as interest retained, if any, will be reported at fair value with any gain or loss recognized in earnings.

Following the staff’s comment, the Company examined the impact of the adoption of SFAS 160 on reported income attributable to the parent under the previous guidance and found the amount was not significantly different from what would have been reported under the provisions of the unamended paragraph 15 of ARB 51.

Consolidated Balance Sheets, page F-2

13.
We note your disclosure on page 22 that you made a short-term loan to a strategic partner which is classified as other receivables.  Please disclose the terms of the short-term loan in the notes to financial statements.  In addition, please tell us the nature of the other amounts classified as other receivables.

RESPONSE:  As requested, the Company has added additional disclosure to Amendment No. 3 to provide the terms of the short-term loan; please see page F-11.

Further, the Company’s disclosure related to other receivables as contained in its interim financial statements has been expanded on page F-11 of Amendment No. 3 as follows:

Other receivables

 Other receivables at June 30, 2009 were $446,374 and was comprised of $317,715 that was advanced to other entities with which we have a strategic or other business relationship, $38,716 reflecting a deposit we made as required by a Chinese court for potential payment to a former customer in the event we are unsuccessful in a lawsuit we filed against our former customer for amounts owed to us and $59,890 in deferred expenses.  The amounts advanced to our strategic partners are unsecured, repayable on demand, and bear no interest.  We also advance money to employees for business trips which are then subsequently expensed upon processing of an expense report.  The components of other receivables at June 30, 2009 and December 31, 2008 was as follows:

	June 30, 2009	December 31, 2008
Loans receivable	$317,715	$229,742
Legal deposit	38,716	38,662
Deferred expense	59,890	23,561
Other	30,053	6,477
	$446,374	$298,442

14.
We note that the amount due from related parties as of March 31, 2009 differs from the amount due from Shandong Huibo Import & Export Co. Ltd. Disclosed in Note 7 on page F-14 and page 38.  Please advise.

RESPONSE:   The Company acknowledges the staff’s comment noting the inconsistency in the related party receivable due from Shandong Huibo Import and Export Co., Ltd.; the amount reported on the face of the balance sheet at March 31, 2009 of $388,765, was the correct amount.  This discrepancy has been corrected in the Company’s Amendment No. 3 page 41 and June 30, 2009 Form 10-Q page 17.

Consolidated Statements of Cash Flows, page F-4

15.
It appears that advances to related parties reflected in cash flows from financing activities represent collections of advances to related parties that should be classified in cash flows from investing activities. Please advise.

RESPONSE: The transaction description has been revised to “Repayment from related parties” and has been reclassified as a cash inflow from investing activities under the provisions of SFAS 95, paragraph 16.  Please see page F-4 of Amendment No. 3.

16.
It appears that advances from related parties and repayments of advances from related parties are presented on a net basis in cash flows from financing activities.  Please tell why these items qualify for net reporting.  Refer to paragraphs 11-13 of SFAS 95.

RESPONSE:  Following a review of applicable provisions of SFAS 95, paragraphs 11-13, advances from related parties and repayment of advances from related parties are shown separately in the Consolidated statement of cash flows for the six months ended June 30, 2009 and the restated Form 10-Q/A for March 31, 2009.  Please see pages F-4 and 3, respectively, of those documents.

Notes to Unaudited Consolidated Financial Statements, page F-5

Note 2-Restatement of Financial Statements and Basis of Presentation, page F-5

17.
Please disclose the effect of the error corrections on each financial statement line item, including the consolidated balance sheets and statements of cash flows.  The additional disclosure should also include totals and subtotals contained in the financial statements.  Similarly revise the disclosures in Note 2 to the audited financial statements on page F-24 to the extent applicable.

RESPONSE:  Note 2 – Restatement of Financial Statements and Basis of Presentation as presented in the Company’s Form 10-Q for June 30, 2009 reflects expanded disclosure of line items restated, including totals and subtotals of line items affected by the error corrections.  Please see pages F-6 through F-8.  Further, the related disclosures in the Company’s Form 10-K/A for December 31, 2008 and Form 10-Q/A for March 31, 2009 have been restated to reflect a similar change in format and line item presentation.  Please see pages F-8 and 5, respectively, of those filings.

18.
You disclose that the advances to related parties are categorized as cash flows from financing activities.  Please refer to the above comment regarding classification of cash flows related to advances from and to related parties and revise your disclosure as appropriate.

RESPONSE:  Consistent with the provisions of SFAS 95, the Company’s classification and presentation of advances to related parties, both in Note 2 as well as its Consolidated Statements of Cash Flows, reflects advances to related parties as a cash outflow from investing activities.  Please see pages F-4 and F-24 of Amendment No. 3.

Note 3- Going Concern, page F-6

19.
Please disclose management’s plans to overcome the financial difficulties, including efforts to obtain additional financing and generate profitable operations.  Refer to Section 607.02 of Codification of Financial Reporting Policies.  Similarly revise the disclosures in Note 3 to the audited financial statements on Page F-27.

RESPONSE:  The Going Concern discussion contained in Note 3 to the Company’s Form 10-Q for June 30, 2009 contains an expanded discussion addressing measures being taken by the Company, consistent with the provisions of Section 607.02 of the Codification of Financial Reporting Policies, to address its operation and related liquidity concerns.  The Going Concern narrative now includes the following additional discussion:

As a result of the weak global economy, the demand for exported Chinese products has also declined, resulting in a significant drop in the demand for our freight and transport services.  In response to the sharp decline in our revenues, we have reduced the controllable portions of our cost of sales where possible.  These efforts have resulted in a positive gross profit for the second quarter of 2009.  We believe our cost reduction program is having the desired results and should return the Company to a positive cash flow position, even at the reduced revenue levels which we anticipate for the foreseeable future.

If our cost reduction efforts related to our cost of sales are not successful to a level which enables us to generate sufficient cash flows from operations to fund our needs we may need to raise additional working capital.  We do not have any commitments for any additional capital and both the terms of our 2008 Unit Offering which contain certain restrictive covenants and the overall softness of the capital markets could hinder our efforts. In that event, it would be necessary for us to take additional steps to further reduce our operating expenses including personnel reductions and the possible consolidation of our offices.  We believe this cost containment approach is a viable response to the current market conditions and, coupled with our cash on-hand, should allow us to maintain our operations for the foreseeable future.

Consistent disclosure appears on page F-31 of Amendment No. 3. Further, Management’s Discussion and Analysis and Note 3, pages 22 and F-12 to the Company’s Form 10-K/A for December 31, 2008 and pages 9 and 22 to the Company's Form 10-Q/A for March 31, 2009 have each been revised to include similar expanded discussions.

Note 4 – Basis of Presentation and Summary of Significant Accounting Policies, page F-7
Basis of Presentation, page F-7

20.
Please include a statement that the unaudited financial statements reflect all the adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading.  Refer to Instruction 2 of Rule 8-03 of Regulation S-X.

RESPONSE:  The following wording has been added to “Basic of Presentation” in Note 4:

In the opinion of management, the accompanying unaudited interim consolidated financial statements contain all adjustments necessary to present fairly the financial position and results of operations of the Company as of the dates and for the periods presented.

Please see page F-9 of Amendment No. 3.

Note 6 – Stockholders’ Equity, page F-12
2008 Unit Offering, page F-12

21.
It appears that your disclosure of legal fees paid to your legal counsel and investors’ legal counsel in the second paragraph is inconsistent with the disclosure of legal fees in the table on page 5.  Please revise or advise.

RESPONSE:  The amount of legal fees provided on page 5, $77,500, is the correct amount.  The figure provided in Note 6 was incorrect and has been corrected to agree with the disclosure on page 5.  Please see page F-14 of Amendment No. 3, Note 6 Stockholders’ Equity, page 15 to the amended Form 10-Q/A for March 31, 2009 and Note 11 Stockholders’ Equity, page F-20 to the Form 10-K/A for December 31, 2008.

Annual Financial Statements

Report of Independent Registered Public Accounting Firm, page F-17

22.
Please tell us why the report does not include an explanatory paragraph referring to the restatement of the December 31, 2007 financial statements disclosed in Note 2.  Refer to Auditing Standards Codification Sections AU 420.12 and AU 508.

RESPONSE:  The report of the Independent Registered Public Accounting Firm had been modified to conform to the provisions of Sections AU 420.12 and AU 508.  Please see page F-20 of Amendment No. 3.

Consolidated Statements of Operations, page F-19

23.
We note your disclosure on page 22 regarding uncollectible amounts from Mr. Aubel.  Please tell us the nature of the receivables deemed uncollectible and the basis for the classification as other expenses.  Also tell us whether you had the right to offset the receivable against the convertible note obligation payable to Mr. Aubel.

RESPONSE: On April 23, 2008, Mr. Jeffrey Harrell wired $89,343.76 to Mr. Aubel which was initially recorded as a loan to Mr. Aubel, a shareholder.  The Company was not able to offset this transaction against Mr. Aubel’s note obligation as the note was settled in stock on March 20, 2008, fully one month prior to the wire transfer of the $89,343.76 to Mr. Aubel.

Given the passage of time between the December 31, 2007 reverse recapitalization transaction date and the March 2008 closing, and the absence of a related accrual as of the effective date of the transaction, the amount of the transaction was initially recorded as a receivable from Mr. Aubel.  This amount was subsequently, deemed uncollectable and, based on the non-recurring and non-operating nature of the charge, was disclosed as “other expense” rather than a charge to operating expenses.

Consolidated Statement of Stockholders’ Deficit, page F-20

24.
We reviewed your response to comments 33 and 34 in our letter dated February 27, 2009.  We consider a public shell reverse acquisition to be a capital transaction in substance, rather than a business combination such that the transaction is a reverse recapitalization.  That is, the transaction is equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation, accompanied by a recapitalization.  Since there were no shares of common stock issued to the shareholders of Shandong Jiajia, we believe that there should be no outstanding common shares or related par value capital in the historical equity of the accounting acquirer as retroactively restated to reflect the number of shares of stock received in the transaction.  Rather, we believe that the shares of common stock retained by the shareholders of the legal acquirer and related par value capital should be presented in the recapitalization for reverse merger line item.  Also, given that the legal acquirer has a negative equity position, we believe that the amount of the difference between the par value of securities owned by the shareholders of the shell company and the net liability acquired should be charged to retained earnings rather than additional paid-capital.  As previously requested, please cite the authoritative literature that supports your presentation, or otherwise advise.

RESPONSE:  In response to staff’s comment and helpful guidance provided during a phone conference with the staff on August 17, 2009, the Company has revised and restated its accounting recognition of the reverse recapitalization transaction with Shandong Jiajia.  As reflected on page F-23, the Company’s Consolidated Statements of Stockholders’ (Deficit) Equity now reflects no outstanding common shares or related par value in the historical equity of the accounting acquirer (Shandong Jiajia). The common shares retained by the shareholders of the legal acquirer (MediaReady) are now presented in the recapitalization for reverse merger line.  Further, as the legal acquirer (MediaReady) had a negative equity position, the difference between the par value of securities owned by the shareholders of the legal acquirer and the net liability acquired, have been charged to the accumulated retained deficit rather than additional paid-in-capital.

This change in accounting treatment has been reflected through restatement in the Company’s Form 10-K/A for December 31, 2008 and Form 10-Q/A for March 31, 2009.  Please see pages F-4 and 4, respectively, of those filings as well as page F-23 of Amendment No. 3.

Notes to Consolidated Financial Statements, page F-22

Note 1 –Summary of Business and Organization, page F-22

25.
We note your disclosure that you were obligated to issue an additional 450,000 shares of Series B convertible preferred stock as compensation for services and that the additional shares were issued in June 2008.  It appears that the obligation to issue the additional shares should have been recognized as a payable.  Please tell us the basis in GAAP for including the shares in the number of shares issued in the recapitalization in the consolidated statements of stockholders’ deficit page F-20.  Please also confirm to us that the services were directly related to the recapitalization transaction.

RESPONSE:  The 450,000 shares of Series B convertible preferred stock issued to China Direct, Inc. was due under the provisions of a Consulting Agreement, dated December 31, 2007, between China Direct, Inc. and the Company.   The agreement specifically provided in the Recitals:

“MRED (MediaReady) desires to engage the services of Consultant to assist MRED to assist the Company to coordinate an acquisition of Shandong Jiajia International Logistics Co., Ltd.  (“Jiajia”)…”

The agreement contained no vesting or forfeiture provisions and, under the Termination provisions, provided “…Either party may terminate this agreement upon the giving of thirty (30) days prior written notice, but no such termination shall affect compensation pursuant to Paragraph 3 hereof…” Further, the Company does not believe the correct treatment is to recognize a liability under the concept of “mandatorily redeemable” within the meaning of SFAS 150, paragraph 10, as the agreement does not represent “… A financial instrument that embodies a conditional obligation to redeem…”  As the Company was obligated to issue the preferred shares, and the underlying common shares upon conversion, immediately upon execution of the agreement, it respectfully believes the 450,000 Series B convertible preferred shares were a direct cost of the transaction, and immediately recognizing the impact on the Company’s equity, including the balance sheets, earnings per share as presented on the statements of operations, statements of changes in stockholder’s equity, and diluted earnings per share calculations was the correct treatment.

26.
We note the form of common stock purchase warrants issued to Mr. Chen filed as Exhibit 4.2 and your disclosure in footnote 2 to the beneficial ownership table on page 40 regarding warrants held by Mr. Chen.  Please tell us whether the additional consideration issued to Mr. Chen represented warrants or options, or otherwise advise.  If applicable, revise your disclosures throughout the prospectus, including the financial statements, to clarify disclosures related to the additional consideration and outstanding warrants and options.

RESPONSE:  The additional consideration issued to Mr. Chen was in the form of a common stock purchase warrant.  The references to “options” issued as additional consideration was initially taken from the amendment to the Acquisition Agreement (filed as exhibit 10.3 to Form 8-K dated January 20, 2008), however, this additional consideration was ultimately issued in the form of a common stock purchase warrant.  The Company has made the appropriate modifications throughout the affected documents, including its Form 10-K/A for December 31, 2008 and Form 10-Q/A for March 31, 2009.  Please see pages 5 and 17, respectively, of those documents.  In addition, all references to “options” have been revised to “warrants” as it relates to the subject security in Amendment No. 3.  Please see pages 3, 15, 33, and 43.

27.
Please tell us your basis in GAAP for accounting for the preferred stock and options issued to Mr. Chen pursuant to the January 28, 2008 amendment to the acquisition agreement retroactively as acquisition consideration.  Explain in detail why the additional consideration should not be accounted for as compensation for services given that the other shareholders of Shandong Jiajia did not receive additional consideration.  In addition, tell us why the options or warrants are properly accounted for as equity instruments during the period in which you did not have sufficient shares to settle the contract.  Refer to SFAS 133 and EIFT 00-19.  Also refer to paragraph 34 of SFAS 123(R).

RESPONSE: The Company’s basis for recognizing the preferred stock and warrant issued to Mr. Chen as additional consideration for equity under the January 28, 2008 amendment to the acquisition agreement were the terms of the amendment itself.  The amendment explicably stated:

“…Consideration shall be amended to read: MediaReady shall acquire a 51% equity interest of Jiajia for total consideration of $2,000,000 (“Cash Consideration”) and 1,000,000 shares of MediaReady Series A Preferred Stock, 120,000 shares of MediaReady Series B Preferred Stock, and a 3 year option to purchase 80,000,000 [pre reverse-split] shares of MediaReady common stock at a purchase price of $.0075 per share (“Stock Consideration”)…”

Characterization of the preferred stock as a liability under the provisions of SFAS 133 and EITF 00-19 would seem to the Company to be inappropriate.  EITF 00-19 provides in part:

“This Issue applies only to freestanding derivative financial statements (for example, forward contracts, options, and warrants).  This issue applies to security price guarantees or other financial instruments indexed to, or otherwise based on, the price of the company’s stock that are issued in connection with a purchase business combination and that are accounted for as contingent consideration only if the instruments meet the criteria in Issue No. 97-8, ‘Accounting for Contingent Consideration Issued in a Purchase Business Combination,’ for recording as part of the cost of the business acquired in a purchase combination…”

Issue No. 97-8 provides in part:

“…This issue applies only to contingent consideration that is based on earnings or that is based on a guaranteed value of the securities issued to effect the combination…”

Given that under the applicable facts, there is no contingency to be resolved within the meaning of Opinion 16, and the inapplicability of the above refinanced guidance, the Company respectfully believes that the Company’s accounting treatment would not appear to be in conflict with the provisions of EITF 00-19 or EITF 97-8.

Further, the fact pattern and related documentation do not point to or support the concept of “contingent consideration” within the meaning of SFAS 133, paragraph 25.  This provision provides in part:

“A business combination agreement may provide for the issuance of additional shares of a security or the transfer of cash or other consideration contingent on specific events or transactions in the future…”

In the case of a renegotiated selling price with Mr. Chen, no “contingency”, earning or otherwise, were resolved during the 28 days since the initial agreement.  Additionally, the fair value of the additional amounts involved, approximately $1.4 million, would not at all seem reasonable for any services Mr. Chen may have rendered in less than 30 days or could render for the foreseeable future, i.e. compensation to Mr. Chen.

Regarding applicability of SFAS 123R, respectfully, the Company believes the provisions of this guidance do not apply to the transaction with Mr. Chen.  As staff is aware, the Company’s transactions with Shandong Jiajia took place prior to December 15, 2008, the effective transition date of SFAS 141 (revised 2007).  Accordingly, it appears the current transaction would fall out of the scope of SFAS 123R.  However, referring to SFAS 123R paragraph 34 as directed by staff, the paragraph provides:

“The accounting for an award of share-based payment shall reflect the substantive terms of the award and any related payment.  Generally, the written terms provide the best evidence of the substantive terms of the awards…”

The written documentation supporting the consideration given to Mr. Chen is consistent with the accounting treatment reported, i.e. additional consideration for his component of equity in Shandong Jiajia, settled in preferred stock and warrants, absent any contingencies.

28.
We note that you did not give retroactive effect to the issuance of the options or warrants to Mr. Chen as consideration issued in the reverse recapitalization in your diluted earnings per share computation for 2007, but that you treated the options or warrants as outstanding for one day assuming they were issued on December 31, 2007.  If the options or warrants are appropriately treated as additional consideration, then it appears that they should be included in the diluted earnings per share computation on a retroactive basis.  If the options and warrants (and preferred stock) issued to Mr. Chen are appropriately treated as compensation for services, then it appears the securities should be included in diluted earnings per share computations from the actual date of issuance.  Please advise.

RESPONSE:  The Company acknowledges and agrees with staff’s comment regarding the inconsistency in the treatment of Mr. Chen’s warrants.  Accordingly, diluted earnings per share have been restated for 2007 to include the additional potential dilution of Mr. Chen’s 2,000,000 (post reverse-split) common stock purchase warrants for all periods presented.  Please see page F-15 of the Form 10-K/A for December 31, 2007 and page F-34 of Amendment No. 3.

Note 2 – Restatement of Financial Statements, page F-25

29.
We reviewed your response to comment 27 in our letter dated February 27, 2009 and understand that the restatement of your financial statements include adjustments to recognize the assets and liabilities of the shell company at fair value, which is also disclosed in Note 10.  When you initially restated your financial statements to account for the acquisition of Shandong Jiajia as a reverse recapitalization, it appeared that you recognized the assets and liabilities of the shell company at their carrying amounts.  Please tell us why you concluded that the reverse recapitalization is within in scope of SFAS 141 and that the assets and liabilities of the shell company should now be recognized at fair value.  Refer to your response to comment 52 in your letter dated January 28, 2009 in which you stated that the shell company did not constitute a business in light of the guidance in EITF 98-3.  Please also tell us the aggregate effect of purchase adjustments on the net liability acquired in the reverse recapitalization transaction as well as effect on the statements of operations for subsequent periods.  In addition, please discuss the basis in GAAP for recognizing the effect of the general release for amounts owed to Stock Electronics, Inc. at the acquisition date as opposed to the date of the general release.  Finally, tell us the basis in GAAP for recognizing a loss for accounts subsequently deemed uncollectible after the date of acquisition.

RESPONSE:  The staff is correct in that after the Company restated its accounting for the Shandong Jiajia transactions as a reverse recapitalization, the historical carrying amounts of assets and liabilities of MediaReady, Inc., the accounting acquiree, were not initially revalued to reflect their adjusted valuation prior to consummation of the transaction.  Subsequent review procedures, including those triggered by staff’s comments, led the Company to conclude that adjustments to carrying amounts of both assets and liabilities were necessary, notwithstanding the reverse recapitalization.

SFAS 141 (SFAS 141 (revised 2007) did not yet apply), paragraph 17, addresses guidance in the necessary step of properly identifying the acquiring entity and provides in part:

“…In a business combination effected through on exchange of equity interests, the entity that issues the equity interests is generally the acquiring entity.  In some business combinations (commonly referred to as reverse acquisition), however, the acquired entity issues the equity interest…”

The paragraph continues to provides guidance in identifying the acquiring entity including specific considerations, paragraph (a) through (e), including relative voting rights, existence of a large minority interest, etc. which supports the Company’s position that Shandong Jiajia was the (accounting) acquiring entity.

Further, regarding the applicability of SFAS 141 on this transaction falling with the scope of its provisions, SFAS 141, paragraph B 96 provides:

“In addition, as suggested by respondents, the Board decided that this Statement should explicitly state that in some business combinations, such as those described as “reverse acquisitions”, the entity that issues the equity interests may not be the acquiring entity for financial reporting purposes.”

In addition, the Company has significantly expanded its disclosure relating to the restatement of its financial statements including the affect of the purchase adjustments on the net liability acquired in the reverse recapitalization.  The net result of these adjustments were ultimately charged to accumulated deficit and reflected in the consolidated statements of stockholders’ (deficit) equity on the recapitalization for reverse merger line item at December 31, 2007.

These adjustments included, but were not limited to, the write-off of a) a $153,350 account receivable due from Convergen, Inc. and b) a $764,220 accounts payable due to Stock Electronics, Inc.  The Company’s review procedures revealed that the same facts and circumstances that existed as of date of the general release also existed at the time of the recapitalization date and therefore, an adjustment was appropriate to reflect the correct carrying value of these accounts.

30.
We note your response to comment 39 in our letter dated February 27, 2009 and the revisions to your disclosure.  Since you did not disclose the effects of the correction of accounting errors in the previous amendment, please revise to disclose the effects of accounting errors previously corrected and the aggregate effects of error corrections to the 2007 financial statement as initially filed in the registration statement.

RESPONSE:  This Company has expanded its disclosures related to its error corrections to the 2007 financial statements to reflect the effect of the error corrections on each line item, including totals and subtotals on its consolidated balance sheets, consolidated statements of operations, consolidated statements of cash flows and earnings per shares as provided under the guidance of SFAS 154, paragraph 26.6.  Please see page F-28 of Amendment No. 3 and page 5 to the Form 10-Q/A for March 31, 2009.

Note 4- Summary of Significant Accounting Policies, page F-27

Earnings (Losses) Per Share, page F-29

31.
We reviewed your response to comments 28 and 43 in our letter dated February 27, 2009 and the revisions to your disclosure. We also considered your discussion regarding comparative EPS calculations, inter-period comparisons and compliance with the earnings per share guidance of SFAS 128 in your response to comments 33 and 34 of our previous letter.  Since common shares held by the shareholders of the shell company at the date of the acquisition should not be allocated to owners of the operating company, we believe that you should present all of the common shares held by the stockholders of the shell company as shares issued in the reverse recapitalization transaction.  As previously requested, please cite specific authoritative literature that supports your accounting treatment, or otherwise advise.

RESPONSE:  As more fully described in the Company’s responses to staff comments 24 and 28, the Company had modified its accounting recognition of Shandong Jiajia reverse recapitalization such that the common shares held by the shareholders of the shell company (MediaReady) were not retrospectively allocated to the owners of the operating company (Shandong Jiajia), but rather, were treated as issued in the reverse recapitalization transaction.  Accordingly, for purposes of historical earnings (loss) per share calculations and disclosure, there were no common shares deemed outstanding prior to the reverse recapitalization transaction.  However, for purposes of fully diluted earnings (loss) per share calculations and disclosures, potentially issuable shares stemming from convertible securities issued to owners were considered outstanding for all periods presented assuming they are not anti-dilutive.

The Company’s earnings (loss) calculations and related disclosures have been restated for 2007 to reflect this correction.  Please see page F-34 of Amendment No. 3.

Note 6- Convertible Note Payable-David Aubel, Related Party, page F-33

32.
We reviewed your response to comment 45 in our letter dated February 27, 2009.  It is still unclear to us whether the correction to account for the beneficial conversion feature in accordance with EITF 98-5 and EITF 00-27 complies with GAAP in light of the guidance in EITF 00-19 and EITF 08-04.  Please specifically address the guidance in paragraphs 4 and 19 of EITF 00-19.  Also, tell us the effect of the error correction on the amount of stockholders’ deficit at December 31, 2007.

RESPONSE:  While the Company looked to guidance from several sources in restating its treatment of the note payable to Mr. Aubel including EITF 00-19 and EITF 08-04 among others, the primary consideration employed was the true nature of the transactions.  Current management, i.e. post reverse recapitalization management, believes that the Company’s transactions with Mr. Aubel were inappropriate and his advances to the Company had as their primary motivation, the obtaining of shares at unreasonably cheap prices to the detriment of shareholders.

The accounting treatment recorded provided Mr. Aubel with a reasonable return on his loans, 8% per annum, as well as a return of principal with stock valued at the then fair value.  The excessive excess, reflected in the intrinsic value calculated, the Company believes was reimbursable to the shareholders.  Further review indicated that collection of these amounts was unlikely and they were written-off.

Given the now restated treatment of the reverse recapitalization transaction with Shandong Jiajia, all valuation adjustments/corrections stemming from transactions with Mr. Aubel ultimately resulted in a larger accumulated deficit for the Company.

33.
Please disclose other relevant terms of the convertible notes, including those related to interest.  In addition, tell us whether you recognized interest expense subsequent to the reverse recapitalization until the notes were converted pursuant to the terms of the conversion agreement effective March 20, 2008.

RESPONSE:  The discussion in Note 6 – Convertible Note Payable –David Aubel, Related Party has been expanded to note that interest of 8% per annum has been accrued on Mr. Aubel’s note through December 31, 2007.  No interest was accrued on Mr. Aubel’s note subsequent to December 31, 2007 as, pursuant to the provisions of the Acquisition Agreement dated December 31, 2007, Mr. Aubel was to receive a fixed and finite number of shares subsequent to that date, regardless of the actual date of settlement, i.e. no increase (interest) stemming from the passage of time.  The disclosure in Note 6 has also been expanded to note that no interest was accrued on Mr. Aubel’s note from the date of the Acquisition Agreement through the date of settlement.  Please see page F-37 of Amendment No. 3.

34.
Please disclose what the intrinsic value of shares actually paid to Mr. Aubel represents.  For example, if the intrinsic value represents the difference between the conversion price and the fair value of your common stock at the dates of conversion, disclose that fact.

RESPONSE:  The intrinsic value of shares calculated related to transactions with Mr. Aubel’s note represented the difference between Mr. Aubel’s  conversion price and the fair value of common stock at the commitment date (the date Mr. Aubel provided each funding).

This treatment was consistent with the guidance provided in EITF 98-5, paragraph 5:

“The Task Force reached a consensus that embedded beneficial conversion features present in convertible securities should be valued separately at issuance.  The embedded beneficial conversion feature should be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital.  That amount should be calculated at the commitment date as the difference between the conversion price and the fair value of the common stock or other securities into which the security in convertible, multiplied by the number of shares into which the security is convertible (intrinsic value).”

The disclosure in Note 6 has been expanded to clarify the disclosure.  Please see page F-38 of Amendment No. 3.

35.
We reviewed your response to comment 46 in our letter dated February 27, 2009.  Please revise the table of funds advanced by Mr. Aubel to include the balance of outstanding advances at the end of 2004, as adjusted, so that the aggregate funds advanced equals the amount of note reductions from conversions to equity.  Please similarly revise the table of advances on page 39.  In addition, tell us the nature of the adjustments to the liability reflected in attachment 45.1 to your response letter.

RESPONSE:  The charts contained in Note 6 – Convertible Note Payable- David Aubel, Related Party are intended to disclose figures related to the recognition of intrinsic value as provided in EITF 98-5.  The reason the figures do not “roll” is that the disclosures were intended to provide detail commencing with the correct commitment date as defined by Issues 4 and 5 of EITF 00-27.  The Company believes it was advisable to summarize the transaction commencing with the identified commitment date forward, which covered the years reported in the Forms 10-K/A for December 31, 2008 and 2007 and for which appropriate guidance could be applied.

However, Note 6 has been expanded and modified to include additional information, including those addressing staff’s comments and now reads as follows:

NOTE 6 - CONVERTIBLE NOTE PAYABLE-DAVID AUBEL, RELATED PARTY

Prior to our acquisition of Shandong Jiajia the Company had relied heavily on advances from Mr. David Aubel, a principal shareholder of the Company, to fund its operations.  Mr. Aubel has never held a position as an officer or director of the Company.  Mr. Aubel has, over the years, executed a number of convertible debt agreements and related amendments addressing the collateral arrangements and repayment terms covering his advances.  These agreements and related amendments, provided for the repayment of these obligations through the issuance of common stock of the Company at substantial discounts from the then prevailing market price.

On December 3, 2005, the Company entered into an agreement with Mr. Aubel which provided for the conversion of his obligation:

•	For the first and second quarters of 2005 at $0.01 per share;
•	For the third quarter 2005 at 20% of the closing price on the date of conversion; and
•	For the fourth quarter 2005 and beyond at 40% of the closing price on the date of conversion.

In addition, Mr. Aubel was paid 8% interest on his loan balances.  The interest was accrued to his loan balance which ultimately was settled on March 20, 2008 through the issuance of discounted common stock of the Company.

A summary of interest expense accrued under the obligation due Mr. Aubel is as follows:

Year	Interest Expense
2005	$209,105
2006	246,367
2007	201,583
2008	--
$657,055

The final obligation to Mr. Aubel of $2,521,380 was settled in full on March 20, 2008 through the issuance of 2,864,606 shares of common stock.  No interest was accrued in 2008 as, under the terms of the agreements related to the reverse recapitalization transaction with Shandong Jiajia, Mr. Aubel had agreed to a final settlement of a fixed number of common shares as of December 31, 2007.

Under the provision of Emerging Issue Task Force (“EITF”) 98-5 and EITF 00-27, the Company determined that the agreement with Mr. Aubel contained an embedded conversion feature which should be valued separately at issuance.  Further, as Mr. Aubel’s December 3, 2005 agreement with the Company contained no stated redemption date (due on demand) and the notes were convertible at the option of investor, the resulting discount from market was recognized immediately.

The intrinsic value of each advance is the difference between the conversion price to which Mr. Aubel was entitled and the fair value of the Company’s common stock on the commitment date (the date the funds were advanced) multiplied by the number of shares to which Mr. Aubel was entitled. A summary of the funds advanced and intrinsic value of each advance commencing December 3, 2005, is as follows:

Year	Funds Advanced	Intrinsic Value
2005	$160,000	$240,000
2006	1,730,168	2,595,251
2007	874,164	1,311,246
2008	148,200	222,300
	$2,912,532	$4,368,797

The intrinsic value of the shares actually paid to Mr. Aubel represents the difference between the conversion price to which Mr. Aubel was entitled and the fair value of the Company’s common stock on the date of conversion multiplied by the number of shares converted by Mr. Aubel.  A summary of the intrinsic value of shares actually paid to Mr. Aubel against his note for the periods beginning December 3, 2005 through final settlement on March 20, 2008 is as follows:

Year	Number of Shares Converted	Amount of Note Reduction	Intrinsic Value
2005	802,500	$698,000	$14,829,000
2006	592,500	1,445,000	2,319,000
2007	1,795,000	1,751,720	2,821,280
2008	2,864,606	2,521,380	(659,432)
	6,054,606	$6,416,100	$20,628,712

The “adjustments” reflected in Attachment 45.1 to our response letter dated June 26, 2009 represent entries made by a consulting accountant.  Current management inquired as to the nature of the “o/b” entries and was informed this represented adjustments to the “openings balances” of numerous accounts – essentially a grouped catch-up entry.  For purposes of the Company’s internal review and preparation of the attachment, these entries were not considered in the footings, but rather the detail of the transactions were reflected.  However, in the interest of full disclosure of the Company’s historical records, these entries were disclosed.

Note 11- Stockholders’ Equity, page F-35
Common Stock Purchase Warrants, page F-39

36.
We reviewed your response to comment 30 in our letter dated February 27, 2009.  As previously requested, please disclose the settlement terms of the warrants issued in connection with the 2008 unit offering.

RESPONSE:  The disclosure related to warrants issued in connection with the Company’s 2008 unit offering has been expanded and amended to include the following additional disclosure:

The 31,558,500 warrants issued in connection with the 2008 Unit Offering and comprised of 16,445,500 Class A warrants exercisable at $0.35 per share and 15,113,000 Class B warrants exercisable at $0.50 per share.  Other than the exercise price of the warrants, the terms of the Class A and Class B warrants are identical.  An additional 5,000 warrants issued for services in prior years remaining outstanding at June 30, 2009.

These warrants are exercised through the last calendar day of the month in which the fifth anniversary of the issue date occurs and are exercisable in whole or in part at any time following the issue date.

The exercise price of the warrants and the number of shares issuable upon exercise is subject pre-note adjustment in the event of stock splits, stock dividends, recapitalization and similar corporate events.  At any time after the required effective date of the related registration statement the warrants are exercisable on a cashless basis, which currently is the case. The exercise of the warrants is subject to a 4.99% cap on the beneficial ownership that each warrant holder may have while the securities are outstanding.  This provision is waived during the final 45 days the warrants are exercisable.

Please see page F-39 of Amendment No. 3.  In addition, this expanded discussion has been added to the Company’s disclosures relating to the 2008 Unit Offering in Note 11-Stockholders’ Equity, Management’s Discussion and Analysis and similar locations in the Company’s Form 10-Q for June 30, 2009 and Note 6- Stockholders Deficit’ Equity and Management’s Discussion and Analysis in the Company’s restated Form 10- Q/A for March 31, 2009.

Note 13-Income Taxes, page F-41

37.	Please disclose the components of income tax expense in accordance with paragraph 45 of SFAS 109.

RESPONSE:  The Company believes they have complied with all aspects of SFAS 109 and it notes as follows:

(a)	Current tax expense or benefit. For both years ended presented the summarized tax reconciliation is reconciled to the Company’s tax provision (rounded to the nearest ‘000’s).
(b)	Deferred tax expense or benefit. The Company’s tax provision is all current for all jurisdictions and there is no deferred tax expense or benefit.
(c)	Investment tax credits. There are no investment tax credits available for any jurisdictions to which the Company operates within.
(d)	Government grants. There are no government grants available for any jurisdictions to which the Company operates within.
(e)
The benefits of operating loss carryforwards.  The benefits of operating loss carryforwards for the United States have been disclosed.  The Company has disclosed the availability of NOL carryforwards for U.S. income tax purposes of approximately $12,800,000 expiring through the year 2028.  In addition, it has disclosed that the utilization of such NOL’s might be limited due to a possible change in ownership as defined under Section 382 of the Internal Revenue Code.  The benefit of the NOL is accounted for in the Company’s deferred tax asset of approximately $5,200,000, and $4,467,000, as of December 31, 2008 and 2007, respectively. The entire deferred tax asset, all generated from the Company’s operations within the U.S., has been fully reserved, resulting in no deferred tax asset or liability for all periods presented. There are no benefits of operating losses, and resultant deferred tax assets, or liabilities, for the Company’s tax jurisdictions outside of the U.S.

(f)
Tax expense that results from allocating certain tax benefits either directly to contributed capital or to reduce goodwill or other noncurrent intangible assets of an acquired entity .  This is not applicable to the Company.

(g)
Adjustments of a deferred tax liability or asset for enacted changes in tax laws or rates or a change in the tax status of the enterprise.  See (e) above with regards to deferred tax liabilities or assets.  In addition, the Company has provided reconciliation with regards to deferred tax assets for all periods presented.  The Company is unaware of a change in their deferred tax liability or asset with regards to enacted changes in tax laws.  The Company will supplement its disclosure in paragraph number 2 of page F-42 to encompass the possible change in their tax status subsequent to the reverse merger. (See corrected paragraph below). With regards to tax jurisdictions outside of the U.S. there are is no deferred tax liability or asset for all periods presented.

(h)
Adjustments of the beginning-of-the-year balance of a valuation allowance because of a change in circumstances that causes a change in judgment about the realizability of the related deferred tax asset in future years.  The Company has enhanced its disclosure in paragraph number 2 of page F-42 to encompass the possible adjustments to its possible change in its beginning-of-the-year balance of a valuation allowance. (See corrected paragraph below). With regards to tax jurisdictions outside of the U.S., there were no adjustments to beginning-of-the-year balances of a valuation allowance because of a change in circumstances.

(i)
Amended paragraph number 2 of page F-42. The Company has a $12,800,000 NOL carryforward for U.S. income tax purposes at December 31, 2008, expiring through the year 2028. The utilization of the Company's NOL's may be limited because of a possible change in ownership as defined under Section 382 of Internal Revenue Code.  Under the terms of the assumption agreement dated December 31, 2007, and as contemplated by the terms of the acquisition agreement for Shandong Jiajia, a possible change in ownership might have occurred with regards to the Shandong Jiajia’s U.S. parent, China Logistics Group, Inc.  Accordingly, all NOL carryforwards for the Company’s U.S. parent, included in the afore mentioned $12,800,000, have been fully reserved subsequent to the acquisition, accounted for as a capital transaction implemented through a reverse acquisition, effective December 31, 2007 for all periods presented.   The Company’s Chinese subsidiaries do not have NOL carryforwards as of December 31, 2008.

38.
We note your disclosure on page 42 that the U.S. parent is not reflected in the income tax calculations.  Yet, it appears that the income tax provision (benefit) at the Federal statutory rate in the income tax reconciliation table is computed using consolidated results.  As such, please revise the reconciliation to disclose all significant reconciling items in accordance with SFAS 109.  Also, clarify your disclosure in the third paragraph on page 42 regarding the treatment of the U.S. parent in the income tax calculations.  In addition, please tell us how the parent’s loss is presented in the reconciliation and the nature of the permanent difference and temporary differences disclosed in the reconciliation.

RESPONSE:   The U.S. parent is reflected in the income tax calculation, as the calculation is that of a consolidated company.  The income tax with regards to U.S. tax jurisdictions was $0 for all periods presented. The Company is unaware of a provision in SFAS 109 requiring the tax provision (benefit) for a U.S. parent (or entity) be broken out.  The Company believes that all significant reconciling items have been disclosed in the table, the explanation for these items will be expanded in the third paragraph of page F-46. The Company will expand disclosure of all significant reconciling items in the third paragraph of page F-46 as follows:

On December 31, 2007 the Company acquired a 51% interest in Shandong Jiajia. This acquisition was treated as a recapitalization of the Company, with Shandong Jiajia recognized as the accounting acquirer. Accordingly, the tax provisions recorded above are those of the consolidated entity subsequent to the recapitalization, effective December 31, 2007, for all periods presented. With regards to the year ended December 31, 2007, as the recapitalization occurred on December 31, 2007, the operations of US parent, were $0 for the year ended December 31, 2007. With regards to the year ended December 31, 2008 the loss for US operations was approximately $2,249,000 and is included in consolidated reconciliation of the Company’s tax provision. With regards to permanent differences, in the afore presented consolidated tax provision reconciliation, these are items are primarily related to the Company’s US operations with regards to issuance of equity instruments for services or registration rights penalties, which management has determined that there is no current or future tax benefits to be earned. The temporary difference is related to the Company’s Chinese operations. The Company was obligated to pay an immaterial amount of additional taxes for a year end prior to December 31, 2007. The Company became aware of this obligation in the current year end, and opted to resolve this matter, and it is reflected as a temporary difference for the purposes of thru above tax reconciliation.  The temporary difference is reflected at the effective US statutory rate in the consolidated tax reconciliation above.

Note 14-Commitments, page 14

39.
Please revise to disclose minimum rental expense in the aggregate and for each of the succeeding five fiscal years for those operating leases having an initial or remaining term in excess of one year.  Refer to paragraph 16.b of SFAS 13.  Also disclose rent expense for each year presented with separate amounts for minimum rentals, contingent rentals and sublease rentals.  Refer to paragraph 16 of SFAS 13.

RESPONSE:  In accordance with the provisions of paragraph 16, of SFAS 13 “Accounting for Leases”, Note 14 – Commitments has been expanded to include the following disclosure:

The table below reflects our commitments for our various office leases in the U.S. and China for the years ended December 31, 2009 and thereafter:

Period	Total
Period Ended December 31, 2009	$121,000
Period Ended December 31, 2010	48,000
Period Ended December 31, 2011	23,000
Period Ended December 31, 2012	23,000
Period Ended December 31, 2013	23,000
Thereafter	--
$238,000

Please see pages 27 and F-47 of Amendment No. 3.  Further, a similar disclosure was added to Note 10 – Contingencies and Commitments to the Company’s Form 10-Q for June 30, 2009.

Note 17- Operating Risk, page F-44
(a) Country risk, page F-44

40.	We do not see any disclosure in the filing related to sales of magnesium, and basic materials in the PRC. Please advise or revise.

RESPONSE:  The references in Operating Risk – 9 (a) Country risk to “…the sale of magnesium and basic materials in the PRC…” was made in error and does not pertain to the Company.  This statement has been revised to read “…the providing of freight and logistical services in the PRC…” Please see page F-48 of Amendment No. 3.

(e)           Key personnel risk page F-44

41.
We understand that Mr. Wei Chen and Mr. Hui Liu serve as your executive officers.  Please tell us the relationships between you and Mr. Wang and Mr. Siegel or revise as appropriate. Also, please tell is whether you maintain key-man insurance on the lives of Mr. Chen and Mr. Liu.  If not, please advise or revise.

RESPONSE:  The reference in Operating Risk – (e) Key Personnel to Mr. Wang and Mr. Siegel was made in error and has been removed.  Please see page F-48 of Amendment No. 3.  The Company does not maintain key-man insurance coverage on the lives of Mr. Chen or Mr. Liu.  The Company does not maintain key-man insurance on the lives of Messrs. Chen and Liu.

Form 10-K for Fiscal Year Ended December 31, 2008

42.	Please address the above comments as applicable

RESPONSE:  Where applicable, the above comments have been addressed by the Company in the specified filings.  As set forth earlier in this letter, the Company will include keyed, marked copies of these filings in the courtesy copies being provided to the staff.

Item 9A(T). Controls and Procedures, page 25
Changes in Internal Control Over Financial Reporting, page 26

43.
The disclosure required by Item 308(T)(b) should not be qualified with phrases such as “other than expressly noted above.” Please revise to disclose any change in internal control over financial reporting identified in connection with the evaluation that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting under this sub-heading or state, if true, that there were no changes in internal control over financial reporting identified in connection with the evaluation that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.  Refer to Item 308T(b) of Regulation S-K

RESPONSE:  The disclosure required by Item 308T(b) has been modified to remove phrases which qualify the disclosure.  Further, the related disclosure has been modified to clarify there have been no changes in internal control over financial reporting.  Please see page 26 of the Form 10-K/A for December 31, 2008.

Form 10-Q for Fiscal Quarter Ended March 31, 2009

44.	Please address the above comments as applicable

RESPONSE:  Where applicable the Form 10-Q for June 30, 2009 has been revised to include disclosures in response to the staff’s comments.  In addition the Company’s Form 10-Q for March 31, 2009 has been amended to address staff’s comments where applicable.

Form 8-K/A Filed January 20, 2009

45.	Please amend the filing as indicated in your response to comment 57 in our letter dated February 27, 2009.

RESPONSE:  Under separate cover the Company has filed an amendment to the Form 8-K/A which included the complete text of Item 9.01, including the historical financial statements of Shandong Jiajia included in the Form 8-K/A filed on March 18, 2008, and the corrected auditors’ report included in the Form 8-K/A filed on January 20, 2009.

We trust the foregoing responds to the staff's comments.

Sincerely,

/s/ James M. Schneider
James M. Schneider

cc:	Mr. Wei Chen
Sherb & Co., LLP